UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice of 2013 Annual General Shareholders’ Meeting to be held on April 25, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 16, 2013

Item 1

NOTICE OF 2013 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2013 Annual General Shareholders’ Meeting to be held on April 25, 2013, at 10:00 a.m. (Lima  time) at the Company’s office  located at Av. Mariscal Oscar R. Benavides 150, second floor, Miraflores, Lima, Perú, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the CEO and Chairman of the Board.

2.
Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2012, the Independent Report of the External Auditors Ernst & Young (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2012. (Proposal 1)

3.
Appointment and remuneration of Ernst & Young (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2013. (Proposal 2)

4.
Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2016.  (Proposal 3)

a.	Mrs. Annette Franqui
b.	Mr. Carlos Hernandez-Artigas
c.	Mr. Alejandro Ramirez Magana

Each of Mrs. Franqui and Messrs. Hernandez-Artigas and Ramirez Magana currently serve on the board of directors of the Company and are standing for re-election.  The biographies of Mrs. Franqui and Messrs. Hernandez-Artigas and Ramirez Magana are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 19, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis.  Registration and seating will begin at 9:00 a.m. local time.  Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General

Shareholders’ Meeting.  If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting.  A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead.  A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting.   Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 1:00pm (EST) on April 24, 2013.  You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands,Attention: Mr. Kieran Walsh, B.V.I. Direct:  + 1 284 852 3015 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 8, 2013 to April 23, 2013 inclusive; and at the Company’s principal executive offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 8, 2013 to April 23, 2013 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

By order of the Board

/s/ Woods Staton

Woods Staton
CEO and Chairman of the Board of Directors
Dated: March 21, 2013

MRS. ANNETTE FRANQUI´S BIOGRAPHY

Mrs. Franqui has been a member of our board of directors since 2007 and was a member of the Audit Committee until April 7, 2012. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital, and is currently a board member of Wireless WERX International, Axionlog Cold Solutions, Medina Medical and Latam LLC.

MR. CARLOS HERNANDEZ-ARTIGAS´ BIOGRAPHY

Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas,Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is one of the founding partners of Forrestal Capital and is currently a board member of several companies, including Wireless WERX International, Axionlog Cold Solutions and Latam LLC.

MR. ALEJANDRO RAMIREZ MAGANA’S BIOGRAPHY

Mr. Ramirez Magana is the Chief Executive Officer of Cinepolis, a company based in Morelia, México, the largest film exhibition company in Latin America and the fourth largest in the world. He has held this position since 2004. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and he was also appointed by President Calderon as Chair of the G20’s Business Summit (B20), which took place in Mexico. He is currently also Chairman of the Morelia International Film Festival. In 2005, he was appointed as a “Young Global Leader” by the Davos World Economic Forum, in Switzerland.  Mr. Ramirez Magana previously served as Mexico’s Deputy Permanent Representative to the Organization for Economic Cooperation and Development (OECD) and as Technical Secretary of the Social Cabinet of the Government of Mexico. He also has worked for the World Bank and the United Nations Development Programme (UNDP). Mr. Ramirez Magana holds a Bachelor of Arts in Economics from Harvard University, a Masters of Sciences in Development Economics from the University of Oxford and an MBA from Harvard Business School.